                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

          GAMING LOTTERY CORPORATION (formerly Laser Friendly, Inc.)
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                                COMMON STOCK
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 364910 10 9
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

         Peter Cawdron
         Coutts & Co AG, New York Branch
         65 East 55th Street New York, New York 10022 phone: (202) 303-2972
- --------------------------------------------------------------------------------
(Name, Address, Telephone Number of Person Authorized to Receive Notices and
                               Communications)

                               August 20, 1996
- --------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

         THE FILING OF THIS STATEMENT SHALL NOT BE CONSTRUED AS AN ADMISSION OR EVIDENCE THAT COUTTS & CO AG, NEW YORK BRANCH IS OR HAS BEEN, FOR THE PURPOSES OF SECTION 13(D) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, OR ANY OTHER PURPOSE, THE BENEFICIAL OWNER OF ANY SECURITIES COVERED BY THIS STATEMENT.

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

 CUSIP NO.          364910 10 9                                PAGE 2 OF 6 PAGES
           -------------------------                               ---  ---


- --------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON;  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Coutts & Co AG, New York Branch  521677023

- --------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (A)  [ ]
                                                                        (B)  [ ]

- --------------------------------------------------------------------------------
 3  SEC USE ONLY

- --------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*
     OO

- --------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
    PURSUANT TO ITEMS 2(D) OR 2(E)                                           [ ]

- --------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OR ORGANIZATION
     Incorporated as a banking institution in Switzerland

- --------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                           0%

                     -----------------------------------------------------------
       NUMBER OF      8   SHARED VOTING POWER
        SHARES             0%
     BENEFICIALLY
       OWNED BY       ----------------------------------------------------------
         EACH         9   SOLE DISPOSITIVE POWER(1)
       REPORTING           0
        PERSON
         WITH        -----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER(1)
                           0

- --------------------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(1)

     0
- --------------------------------------------------------------------------------
 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* NO[ ]

- --------------------------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)(1)

     0%

- --------------------------------------------------------------------------------
 14 TYPE OF REPORTING PERSON*

     BK
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) However, the reporting person is the pledgee of 9,583,020 shares of the outstanding common stock of the Issuer (as defined below), representing a 37.8% interest therein.

ITEM 1. SECURITY AND ISSUER

Common Stock

Gaming Lottery Corporation (the "Issuer") (formerly Laser Friendly, Inc.) 160 Nashdene Road
Scarborough, Ontario
Canada M1V 4C4

ITEM 2. IDENTITY AND BACKGROUND

(a)  Name:                            Coutts & Co AG, New York Branch ("Coutts")

(b)  Place of Organization:           Coutts is a Swiss bank licensed to
                                      conduct a banking business by the
                                      State of New York

(c)  Principal Business:              Banking

(d)  Address of Principal Business:   65 East 55th Street New
                                      York, New York 10022

(e)  Address of Principal Office:     65 East 55th Street New
                                      York, New York 10022

(f)  Criminal Convictions:            None

(g)  Civil Proceedings under any
     Securities Laws:                 None

ITEM 3. SOURCE AND AMOUNT OF FUNDS

In 1995, Coutts extended four loans (the "Old Loans") to four parties (the "Old Debtors"), each of which gave Coutts, inter alia, a security interest in shares of common stock ("Common Shares") of the Issuer (the "Old Pledged Shares"). As each of the Old Loans was in default immediately prior to the consummation of this transaction, Coutts caused the sale of the 5,183,020 Old Pledged Shares, representing a 20.4% interest in the Issuer, by the Old Debtors to Jacques Benquesus ("Banks") and Larry H. Weltman ("Weltman") pursuant to the terms of the relevant loan and collateral agreements with the Old Debtors.

ITEM 4. PURPOSE OF TRANSACTION

The purpose of this transaction is for Coutts to reduce certain financial risks presented by the Old Loans, which were in default immediately prior to the consummation of this transaction. To this end, Coutts caused the sale of the Old Pledged Shares to Banks and Weltman.

(a) 5,000,000 of the Old Pledged Shares were sold to Banks and the remaining 183,020 Old Pledged Shares were sold to Weltman. Following the transaction, Coutts holds a security interest in 9,583,020 Common Shares of the Issuer pursuant to pledge agreements with Banks and Weltman.

(b)  No extraordinary corporation transaction planned.

(c)  No material asset transfer planned.

(d)  No change in board of directors or management envisioned.

(e) No material change in the present capitalization or dividend policy of the Issuer planned.

(f)  No material change in Issuer's business or corporate structure anticipated.

(g)  No change in the Issuer's charter planned.

(h)  No delisting planned.

(i)  Not applicable.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) 0 Common Shares, representing, 0% interest in the Issuer. However, Coutts is the pledgee of 9,583,020 Common Shares of the Issuer, representing a 37.8% interest therein.

ITEM 6. CONTRACTS, ETC., WITH RESPECT TO SECURITIES OF THE ISSUER

     In 1995, Coutts made a loan to Silva Run Worldwide Limited ("Silva Run") which was secured, inter alia, by shares of the Issuer, pledged by Silva Run.

     In 1995, Coutts made a loan to Compania Di Investimento Antilliana S.A. ("Compania") which was secured, inter alia, by shares of the Issuer, pledged by Compania.

     In 1995, Coutts made a loan to Willsboro Universal Corporation ("Willsboro") which was secured, inter alia, by shares of the Issuer, pledged by Willsboro.

     In 1995, Coutts made a loan to Panola Worldwide Corporation ("Panola") which was secured, inter alia, by shares of the Issuer, pledged by Panola.

     Coutts has made loans to Banks which are secured by Common
     Shares of the Issuer, pledged by Banks and by Weltman.

     Coutts has made a loan to Weltman which is secured by 183,020 Common Shares of the Issuer, pledged by Weltman and by Banks.

     See Item 3.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Banks Master Agreement, dated August 19, 1996

     Banks Loan Agreement, dated August 20, 1996

     Banks Share Purchase Loan Agreement, dated August 20, 1996

     Banks Pledge Agreement, dated August 20, 1996

     Amended Banks Pledge Agreement, dated August 20, 1996

     Banks Share Purchase Agreement, dated August 20, 1996

     Banks Share Purchase Agreement, dated August 20, 1996

     Banks Share Purchase Agreement, dated August 20, 1996

     Banks Share Purchase Agreement, dated August 20, 1996

     Banks Limited Guarantee, dated August 20, 1996

     Weltman Master Agreement, dated August 19, 1996

     Weltman Share Purchase Loan Agreement, dated August 20, 1996

     Weltman Pledge Agreement, dated August 20, 1996

     Weltman Share Purchase Agreement, dated August 20, 1996

     Loan Documents between Coutts and Silva Run:

         Facility Letter, dated March 16, 1995
         Facility Letter, dated June 26, 1995
         Loan and Collateral Agreement, dated January 11, 1995
         Note, dated June 26, 1995

     Loan Documents between Coutts and Compania:

         Facility Letter, dated March 16, 1995
         Facility Letter, dated April 5, 1995
         Facility Letter, dated June 29, 1995
         Amendment to June 29, 1995 Facility letter, dated February 23, 1996 Loan and Collateral Agreement, dated January 10, 1995
         Note, dated June 27, 1995

     Loan Documents between Coutts and Willsboro:

         Facility Letter, dated December 20, 1995
         Loan and Collateral Agreement, dated December 14, 1995
         Note, dated December 21, 1995

     Loan Documents between Coutts and Panola:

         Facility Letter, dated December 20, 1995
         Loan and Collateral Agreement, dated December 14, 1995
         Note, dated December 21, 1995

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



                                                 Date:  August 30, 1996

                                                 COUTTS & CO AG, NEW YORK BRANCH



                                                 By: /s/ Leland D. Montgomery
                                                    ---------------------------
                                                    Name: Leland D. Montgomery
                                                    Title: Vice President
                                                           and General Counsel

                                EXHIBIT INDEX
                                -------------

Exhibit
  No.                            Description
- -------                          -----------

Ex-99.A     Banks Master Agreement, dated August 19, 1996

Ex-99.B     Banks Loan Agreement, dated August 20, 1996

Ex-99.C     Banks Share Purchase Loan Agreement, dated August 20, 1996

Ex-99.D     Banks Pledge Agreement, dated August 20, 1996

Ex-99.E     Amended Banks Pledge Agreement, dated August 20, 1996

Ex-99.F     Banks Share Purchase Agreement, dated August 20, 1996

Ex-99.G     Banks Share Purchase Agreement, dated August 20, 1996

Ex-99.H     Banks Share Purchase Agreement, dated August 20, 1996

Ex-99.I     Banks Share Purchase Agreement, dated August 20, 1996

Ex-99.J     Banks Limited Guarantee, dated August 20, 1996

Ex-99.K     Weltman Master Agreement, dated August 19, 1996

Ex-99.L     Weltman Share Purchase Loan Agreement, dated August 20, 1996

Ex-99.M     Weltman Pledge Agreement, dated August 20, 1996

Ex-99.N     Weltman Share Purchase Agreement, dated August 20, 1996

Ex-99.O     Loan Documents between Coutts and Silva Run:

            Facility Letter, dated March 16, 1995
            Facility Letter, dated June 26, 1995
            Loan and Collateral Agreement, dated January 11, 1995
            Note, dated June 26, 1995

Ex-99.P     Loan Documents between Coutts and Compania:

            Facility Letter, dated March 16, 1995
            Facility Letter, dated April 5, 1995
            Facility Letter, dated June 29, 1995
            Amendment to June 29, 1995 Facility letter, dated February 23, 1996 Loan and Collateral Agreement, dated January 10, 1995
            Note, dated June 27, 1995

Ex-99.Q     Loan Documents between Coutts and Willsboro:

            Facility Letter, dated December 20, 1995
            Loan and Collateral Agreement, dated December 14, 1995 Note, dated December 21, 1995

Ex-99.R     Loan Documents between Coutts and Panola:

            Facility Letter, dated December 20, 1995
            Loan and Collateral Agreement, dated December 14, 1995 Note, dated December 21, 1995